Exhibit 6
DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 6, 2010 and should be read in conjunction with, and is qualified by, the Company’s unaudited consolidated financial statements and related notes for the three months ended March 31, 2010. The financial statements are prepared in accordance with generally accepted accounting principles in Canada. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production levels; capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 19, 2010, available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov, as well as the following: volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: “This MD&A” may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OVERVIEW
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex LLC (“Amex”) under the symbol “DNN”.
Denison is a diversified, intermediate uranium producer with uranium production in both the U.S. and Canada and development projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include an interest in 2 of the 4 licensed conventional uranium mills currently operating in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah and processes uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison owns interests in a portfolio of exploration projects, including the Wheeler River property along with other properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
SELECTED QUARTERLY FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months ended March 31, 2010 and 2009.

	Three Months	Three Months
	ended	ended
	March 31	March 31
(in thousands)	2010	2009

Results of Operations:
Total revenues	$21,975	$21,998
Net loss	(9,089)	(1,327)
Basic and diluted loss per share	(0.03)	(0.01)

	As at	As at
	March 31,	December 31,
	2010	2009

Financial Position:
Working capital	$71,146	$75,578
Investments	13,023	10,605
Property, plant and equipment	706,294	691,039
Total assets	887,576	867,981
Total long-term liabilities	$130,242	127,931
RESULTS OF OPERATIONS
General
The Company recorded a net loss of $9,089,000 ($0.03 per share) for the three months ended March 31, 2010 compared with net loss of $1,327,000 ($0.01 per share) for the same period in 2009.
Revenues
Uranium sales revenue for the first quarter was $15,009,000. Sales from U.S. production were 210,000 pounds U3O8 at an average price of $56.30 per pound. Sales from Canadian production were 56,700 pounds U3O8 at an average price of $56.23 per pound.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Uranium sales revenue in the three months ended March 31, 2009 totaled $20,338,000. Sales from U.S. production were 225,000 pounds U3O8 at an average price of $66.03 per pound. Sales from Canadian production were 98,000 pounds U3O8 at an average price of $49.91 per pound. Amortization of the fair value increment related to long-term sales contracts from the acquisition of Denison Mines Inc. (“DMI”) in 2006 totaled $528,000.
During the three months ended March 31, 2010, the Company sold 153,000 pounds of ferrovanadium (“FeV”) at an average price of $12.55 per pound or $5.82 per pound V2O5 equivalent. Total vanadium sales revenue was $1,917,000. No vanadium was sold in the same period in 2009.
Revenue from the environmental services division for the three months ended March 31, 2010 was $3,684,000 compared to $1,344,000 in the same period in 2009. The increase in revenue is related to the Company’s contract with the Yukon government for site maintenance and water treatment services for the Faro mine site in Yukon which the Company commenced work on in March, 2009. Revenue from the management contract with UPC was $1,302,000 compared to $295,000 in 2009. The increase is due to transaction fees received in the first quarter of 2010.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 886,000 pounds U3O8 for the three months ended March 31, 2010 compared with 745,000 pounds U3O8 for the three months ended March 31, 2009. Denison’s 22.5% share of production totaled 199,000 pounds for the 2010 period and 168,000 pounds for the 2009 period.
Canadian production costs1 for the first quarter were $30.22 (CDN$31.43) per pound U3O8 compared to $31.08 (CDN$38.69) per pound U3O8 for the first quarter of 2009.
Inventory from Canadian production was 485,000 pounds U3O8 at March 31, 2010.
On June 30, 2009, the Canadian Nuclear Safety Commission (“CNSC”) renewed the operating licence for the McClean Lake operation for a period of eight years until June 30, 2017. The Athabasca Regional Government (the “ARG”), which is comprised of three First Nations and four provincial communities from the Athabasca Basin, launched a judicial review of CNSC’s decision to grant the McClean Lake operating licence. The ARG is challenging the legality of the licence renewal on the basis of issues related to the Federal and Provincial governments’ duty to consult with Aboriginal people. The initial hearing on this matter is scheduled for early June, 2010. The operations should not be affected by the legal proceedings; however, an adverse decision by the court could have an impact on the timing of the Company’s future production.
At the White Mesa mill processing of conventional ore resumed in March 2010 while processing of alternate feed material continued. Production from alternate feed material in the three months ended March 31, 2010 was 108,000 pounds U3O8. No vanadium was produced in the quarter.
At March 31, 2010, a total of 200,000 tons of conventional ore was stockpiled at the mill containing approximately 845,000 pounds U3O8 and 4,118,000 pounds V2O5. The Company also had approximately 498,000 pounds U3O8 contained in the alternate feed material stockpiled at the mill at March 31, 2010.
U.S. production costs1 for the three months ended March 31, 2010 were $53.56 per pound U3O8. Costs for the quarter are higher than the expected average for the year because of start-up costs for conventional ore processing incurred in March 2010. Production costs were $71.95 per pound U3O8 in the three months ended March 31, 2009.
Inventory available for sale from U.S. production was 40,000 pounds U3O8 and 422,000 pounds V2O5 and 36,000 pounds FeV at March 31, 2010.
On November 16, 2009, as amended on February 1, 2010, the Center for Biological Diversity, Grand Canyon Trust, Sierra Club and Kaibab Band of Paiute Indians (the “Plaintiffs”) filed a lawsuit against the U.S. Secretary of the Interior and the U.S. Bureau of Land Management (“BLM”) (together, the “Defendants”) seeking an order declaring that the Defendants have violated environmental laws in relation to the Company’s Arizona 1 mine, by not requiring a new Plan of Operations in connection with the start of mining activities. The Plaintiffs are also claiming that, if a new Plan of Operations is not required, the Defendants failed to conduct a review of potential environmental impacts from the mine since the existing Plan of Operations for the mine was approved by BLM in 1988. The Plaintiffs further claim that all required permits have not been obtained for the mine under the Clean Air Act, and that, as a result, BLM failed to take all actions necessary to prevent unnecessary degradation of the public lands. The Plaintiffs are seeking

[1]
Production costs, which is a non-gaap measure, include the costs of mining the ore fed to the mill in the period plus the costs of milling less a credit for vanadium produced in the period and excluding depreciation and amortization.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
an order declaring that the Defendants have violated these environmental laws in relation to the Arizona 1 Mine, and an injunction directing operations to cease and stopping the Defendants from authorizing or allowing any further mining or exploration operations at the Arizona 1 mine until BLM complies with all applicable laws. On February 8, 2010 the Defendants filed an Answer to the Plaintiffs’ complaint denying the foregoing allegations. Denison has been added as an intervener in this lawsuit, and believes that each of these allegations is without legal merit; is not supported by the administrative record; and should be dismissed. On April 8, 2010, the Plaintiffs filed a motion requesting preliminary injunctive relief. The BLM and Denison are currently preparing their responses to the request for an injunction, which will be considered by the court at a hearing on June 11, 2010. The court is expected to issue a ruling within 30 days of the hearing. If the motion for preliminary injunctive relief is granted, the Company will likely be required to stop mining activities at the Arizona 1 mine pending resolution of this matter. If the motion for preliminary injunctive relief is denied, the Company will be allowed to continue operating until the court issues a ruling on the merits of this matter, which is expected to occur by December 2010. If the Plaintiffs are successful on the merits, the Company may be required to stop mining activities at the Arizona 1 mine pending resolution of this matter. Any required stoppage of mining, whether as a result of a preliminary injunction or a decision on the merits, could have a significant adverse impact on the Company.
In August 2009, the Arizona Department of Environmental Quality (“ADEQ”) issued an air quality permit that authorized the restart and operation of the Arizona 1 mine. Despite this authorization by ADEQ and a previous authorization for construction and operation of the mine by the United States Environmental Protection Agency (“EPA”) in 1988, EPA recently has alleged that a new EPA approval is required at this time, notwithstanding the ADEQ permit. On May 3, 2010, EPA issued a Finding of Violation to Denison alleging non-compliance with the provisions of the Clean Air Act for not obtaining this second EPA approval and associated matters. The Clean Air Act provides that, when a person is in violation of certain provisions of the Act EPA may issue an order requiring compliance with the requirements, issue an order assessing an administrative penalty of up to $37,500 per day (not to exceed a $200,000 total penalty) or bring a civil action for injunctive relief and or penalties. EPA has not issued an order or brought civil enforcement action at this time. Denison is working with EPA and ADEQ to sort out the jurisdictional and legal issues raised by EPA, and will make any applications determined to be appropriate in order to resolve this issue.
Other
Operating costs for the period include a recovery of $2,752,000 (2009 — an expense of $1,224,000) relating to the net realizable value of the Company’s uranium and vanadium inventory. Operating costs also include expenses relating to the DES division amounting to $3,416,000 in 2010 and $1,354,000 in 2009.
Sales Royalties and Capital Taxes
Sales royalties on Canadian production and capital taxes totaled $234,000 for the three months ended March 31, 2010 compared with $353,000 for the same period in 2009. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.0% of gross uranium sales or capital tax otherwise computed under the Corporation Capital Tax Act (Saskatchewan). The Government of Saskatchewan also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. It is likely that Denison will pay tiered royalties in 2010. The Government of Saskatchewan, in conjunction with the uranium industry in Saskatchewan, is reviewing the current tiered royalty structure with a view to altering it to better align it with current and future industry economics.
Mineral Property Exploration
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended March 31, 2010 exploration expenditures totaled $1,685,000 as compared to $2,077,000 for the three months ended March 31, 2009.
A majority of the exploration expenditures during the period were spent in the Athabasca Basin region of northern Saskatchewan. Denison is engaged in uranium exploration as part of the McClean and Midwest joint ventures operated by Areva Resources Canada Inc. (“ARC”) as well as on 29 other exploration projects including the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $1,416,000 of which $1,404,000 was expensed in the statement of operations for the three months ended March 31, 2010. For the three months ended March 31, 2009, Canadian exploration spending totaled $2,214,000 of which $1,856,000 was expensed.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The 2010 winter program at the Phoenix uranium deposit on the 60% owned Wheeler River property has extended the strike length of the high-grade zone to over 250 metres and remains open in either direction. In addition, the last two drill holes of the winter season, at the farthest northeast location tested to date, intersected the strongest sandstone and basement alteration yet observed at Phoenix. In addition, these two holes intersected a silicified cap, which is a unique characteristic feature that overlies the mineralization at McArthur River. Based on drilling results to date, this deposit is at least the fifth largest deposit discovered in the Athabasca basin.
Exploration expenditures of $278,000 for the three months ended March 31, 2010 ($217,000 for the three months ended March 31, 2009) were incurred in Mongolia on the Company’s joint venture properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Under the new Nuclear Energy Law, the Government of Mongolia could acquire a 34% to 51% interest at no cost to the Government. Denison is currently engaged with industry groups and trade representatives in Mongolia to determine how the new law could be applied in practice. Discussions are also underway between industry groups and the Mongolian Government in an effort to have the Government amend some of these provisions. At this time, it is not clear how the Mongolian Government will attempt to apply the new law to the GSJV, in light of the GSJV’s Mineral Agreement.
In Zambia, the Company was granted mining licences for its Mutanga and Dibwe properties in late March. These licenses are for a period of twenty-five years.
General and Administrative
General and administrative expenses totaled $3,255,000 for the three months ended March 31, 2010 compared with $4,322,000 for the three months ended March 31, 2009. The decrease is primarily due to decreased personnel expenses during the quarter. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Stock Option Expense
Stock option expense totaled $395,000 for the three months ended March 31, 2010 compared to $167,000 for the three months ended March 31, 2009.
Other Income and Expenses
Other income (expense) totaled ($4,839,000) for the three months ended March 31, 2010 compared with $5,627,000 for the three months ended March 31, 2009. This consists primarily of foreign exchange movements, interest income and investment disposal gains. Foreign exchange losses totaled $4,993,000 for the three months ended March 31, 2010 compared to foreign exchange gains of $6,383,000 in March, 2009.
Other income (expense) included interest incurred on Company indebtedness of $6,000 for the three months ended March 31, 2010.
Income Taxes
The Company has provided for a future tax recovery of $1,157,000. The future tax recovery includes $695,000 in previously unrecognized Canadian tax assets.
OUTLOOK FOR 2010
Uranium prices have weakened since Denison prepared its original budget for 2010 and as a result the Company is now assuming a spot price of $42.00 per pound U3O8 and a long-term price of $59.00 per pound U3O8 for the remainder of 2010.
The drop in uranium prices is offset somewhat by a strengthening of vanadium prices and the Company is now assuming a price of $6.50 per pound V2O5. Foreign exchange rates is assumed at a rate of US$1.00 = CDN $1.00 for the balance of the year.
Mining Operations
Denison’s uranium production is expected to be unchanged at approximately 1.6 million pounds U3O8 in 2010. Vanadium production is also expected to be unchanged at approximately 2.8 million pounds V2O5.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Although both uranium and vanadium sales volumes were lower than expected in the first quarter, sales volumes are expected to remain at 1.8 million pounds U3O8 and be down slightly to 3.2 million pounds V2O5. Based on the uranium prices noted above and what was achieved in the first quarter, the Company expects to achieve an average realized price of $49.08 per pound U3O8 sold. Mining revenue is forecast to be approximately $110 million of which $20.8 million is expected to be vanadium sales.
The cost of production in Canada is expected to average $32.65 per pound U3O8. The McClean Lake joint venture has decided to shut down the McClean Lake mill starting in July 2010 until new feed sources are available. The stand-by costs to Denison are expected to be negligible as most of them will be paid for by the Cigar Lake joint venture. The cost of production in the U.S. is expected to be $35.52 per pound U3O8 net of vanadium credits. The cost of production is calculated using the costs of mining the ore fed to the mill in the period plus the costs of milling the ore less a credit for vanadium produced in the period and excludes amortization and depreciation.
Total operating capital expenditures are projected now to be approximately $18.4 million, due to increases in the costs of tailings Cell 4B at the White Mesa mill.
Business Development
In 2010 Denison will participate in exploration programs on ten properties in Canada and the United States. Denison’s spending on these programs will be approximately $5.3 million of which $4.3 million will be spent in Canada. The most significant of these programs continues to be on the Phoenix deposit on the Wheeler River property in Saskatchewan. A 29 hole, 14,500 metre summer drill program is scheduled to begin in early June and will focus on further expanding the Phoenix deposit, and in particular drilling on the significant new zone of alteration to the northeast.
In the United States, work will be carried out on the Beaver and Pandora mine properties, once permits are received, at a cost of $1.0 million in an effort to outline new resources to extend the mine life of the existing operations on these properties.
Development spending will total $8.7 million in 2010 of which $5.0 million will be incurred on the Zambian and Mongolian projects and to develop a longer term strategy for these assets and their development. The remainder will be spent on Denison’s U.S. and ARC operated projects and on evaluation of acquisitions.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $13,020,000 at March 31, 2010 compared with $19,804,000 at December 31, 2009. The decrease of $6,784,000 was due primarily to expenditures of $7,324,000 on property, plant and equipment.
Net cash provided by operating activities of $357,000 during the three months ended March 31, 2010 is comprised of net loss for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include an increase in accounts payable and accrued liabilities of $4,818,000, an increase of $2,935,000 in inventories and an increase of $2,245,000 in trade and other receivables. The increase in inventories consists primarily of the increase in ore in stockpile, work in progress and finished goods.
Net cash used in investing activities was $6,854,000 consisting primarily of expenditures on property, plant and equipment of $7,324,000 less proceeds from the sale of investments of $198,000.
Net cash used in financing activities totaled $320,000 consisting primarily of repayment of debt obligations.
In total, these sources and uses of cash resulted in a net cash outflow after the effect of foreign exchange of $6,784,000 during the period.
The Company has in place a $60,000,000 revolving term credit facility (“the credit facility”). The credit facility contains three financial covenants, one based on maintaining a certain level of tangible net worth, which must be greater than or equal to the sum of $665,000,000 plus an amount equal to (i) 50% of each equity issue after September 30, 2009 and (ii) 50% of positive net Income in each fiscal quarter from September 30, 2009, the second requiring a minimum current ratio of 1.10 to 1 and the third requiring the Company to reduce the borrowing facility to $35,000,000 for a period of time each quarter before drawing further amounts. The credit facility expires on June 30, 2011. There is currently no debt outstanding under this credit facility; however $9,547,000 of the line is currently used as collateral for certain letters of credit.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The borrower under the credit facility is the Company’s subsidiary, DMI and the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of the Company’s material US subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property. The credit facility is subject to a standby fee of 100 basis points.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of a business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
The following transactions were incurred with UPC for the periods noted below:

	Three	Three
	Months	Months
	Ended	Ended
	March 31,	March 31,
(in thousands)	2010	2009

Management fees	340	295
Commission and transaction fees	962	—

Total	$1,302	$295

At March 31, 2010, accounts receivable includes $149,000 due from UPC with respect to the fees indicated above.
Korea Electric Power Corporation (“KEPCO”)
In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. KEPCO also purchased 58,000,000 common shares of Denison representing approximately 17% of the issued and outstanding capital as at the June 2009 share purchase. One representative from KEPCO has been appointed to Denison’s board of directors.
OUTSTANDING SHARE DATA
At May 6, 2010, there were 339,720,415 common shares issued and outstanding, stock options to purchase a total of 6,806,140 common shares and warrants to purchase a total of 6,408,000 common shares, for a total of 352,934,555 common shares on a fully-diluted basis.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s first fiscal quarter of 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
CHANGES IN ACCOUNTING POLICIES
The Company adopted the following new standards issued by the Canadian Institute of Chartered Accountants (“CICA”) effective January 1, 2010:

CICA Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace the former CICA 1581 “Business Combinations” and CICA 1600 “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No.141(R) “Business Combinations” and No.160 “Non-Controlling Interests in Consolidated Financial Statements”. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011 although early adoption is permitted. CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. The Company has early adopted all three sections effective January 1, 2010. There was no impact to the Company’s financial statements from adopting these standards.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The Company is in the process of converting its basis of accounting from Canadian GAAP to IFRS to be effective in the first quarter report 2011. The conversion date for IFRS reporting is January 1, 2011. The restatement for comparative purposes of amounts reported for the year ended December 31, 2010 will also be required.
The conversion to IFRS from Canadian GAAP is a significant undertaking. Management has established an IFRS project team that is staffed with both internal and external resources.
The implementation project plan consists of three phases:
•	Initial diagnostic phase
•	Impact analysis and design phase
•	Implementation phase
The initial diagnostic phase was completed in third quarter 2008. The impact analysis and design phase and the implementation phase were initiated in 2009 and efforts are continuing for 2010.
The impact analysis and design phase involves the selection of IFRS accounting policies by senior management and review by the audit committee; the quantification of impact of changes to the Company’s existing accounting policies on our opening IFRS balance sheet; and the development of draft IFRS financial statements.
The implementation phase involves the implementation of required changes to the Company’s information systems and procedures. It will culminate in the collection of financial information necessary to prepare IFRS financial statements and audit committee approval of financial statements.
Evaluation and selection of accounting policies was a main focus of the IFRS efforts for the first quarter 2010. Management identified several areas where decisions were required to select between accounting policy alternatives and/or whether to apply exemptions available to first-time adopters under IFRS1. Recommendations have been developed for all of these areas and have been reviewed by management. These recommendations will form the basis for the development of the opening IFRS balance sheet. For the second and third quarter of 2010, efforts will be directed towards preparation of the IFRS opening balance sheet as at for January 1, 2010 and the preparation of 2010 financial information that is in compliance with IFRS standards. Management is considering alternative approaches for recording the IFRS compliant financial applications, which will include a combination of using the current financial system application and some end-user computing tools.

DENISON MINES CORP.
Management’s Discussion and Analysis
Three Months Ended March 31, 2010
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Other work that is underway includes analysis of additional financial statement disclosures, review of information system and internal control changes required, and additional training required for key personnel.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed in the Company’s Annual Information Form dated March 19, 2010 and in the Company’s annual MD&A dated March 11, 2010 available at www.sedar.com and Form 40-F available at www.sec.gov.
QUALIFIED PERSON
The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or under the supervision of William C. Kerr, the Company’s Vice-President, Exploration, who is a Qualified Person in accordance with the requirements of National Instrument 43-101.